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   This supplement will be affixed to the front page of the Prospectus

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                              WORLD MONITOR TRUST

                        Supplement dated May 27, 1998 to
                        Prospectus dated March 24, 1998

World Monitor Trust (the 'Trust') has determined to modify the terms of the offering of Interests in the Trust by:

     (a) offering you a discount on the purchase price of the Interests, if you purchase at least $5 million of Interests in one or more Series in the aggregate; and/or

     (b) waiving all or a portion of the redemption fees which otherwise would be imposed on you if you redeem any Interests during the first twelve months following the effective date of purchase, if, at the time of a redemption, your aggregate subscriptions to all Series were at least $5 million. For this purpose, the 'effective date of purchase' is the applicable Dealing Day for the Interest(s) being redeemed.
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If you receive a discount on the purchase price of your Interests, a dollar amount equal to the discount you receive will be paid to the Trust at the time of sale by Prudential Securities and deducted from the compensation payable to the Prudential Securities employee responsible for the sale. Subscribers should consult with their tax advisors concerning the tax consequences to them of receiving a discount.